Exhibit 99.1

IM Cannabis Announces Additional Restructuring Initiatives
Designed to Drive Sustainable Profitability and Reduce Costs

The Company aims for a leaner organization with a primary focus on achieving profitability in 2023 and approximately CAD$3.5 million in annualized cost savings

Toronto, Ontario and Glil Yam, Israel - March 8, 2023 – IM Cannabis Corp. (the “Company” or “IMC”) (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, today announced a reorganization of the company’s management and operations to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. To achieve this goal, the Company will be reducing its workforce in Israel by 20%-25% across all functions. All actions associated with the workforce reduction are expected to be substantially complete by mid-2023, subject to applicable Israeli law.

“The restructuring initiatives announced today follow our departure from the Canadian cannabis market to focus our resources on growth opportunities in Israel, Germany and Europe. It further reflects our determination to continue with our strategic plan by maximizing efficiencies to create a leaner and more flexible organization to better suit the current market environment and our short- to mid-term objectives” says Oren Shuster, CEO of IM Cannabis. “We expect approximately CAD$3.5 million of annualized cost savings from mid-2023, while maintaining our anticipated revenue.”

As part of the restructuring plan, key positions in the Company’s global leadership team will be transitioned to highly skilled internal successors, who will be supported through a three-month transition period and a closely monitored handover process to ensure continuity.

Shai Shemesh, Chief Financial Officer of the Company, will be stepping down and handing over his responsibilities through a structured transition period to Itay Vago, who will be appointed as the Company’s Chief Financial Officer. In his last role, Itay served as Finance Director of IMC Holdings Ltd., the Company’s Israeli subsidiary (“IMC Holdings”). Itay is a skilled executive finance manager with more than 15 years of experience in multinational, publicly traded companies in the high-tech and pharmaceutical industries.

Rinat Efrima, Chief Executive Officer of IMC Holdings, will be stepping down and handing over her responsibilities through a structured transition period to Eyal Fisher, who will be appointed as the General Manager of IMC Holdings. In his last role, Eyal served as Sales Director of IMC Holdings. Eyal is an experienced senior manager in the retail and medical cannabis industries with extensive experience in sales, operations, and regulation.

Yael Harrosh, Chief Legal and Operations Officer of the Company, has been appointed to lead the Company’s restructuring plan and will be stepping down from her current responsibilities through a structured transition period once a new General Counsel has been appointed.

The company expects to substantially complete the restructuring efforts during the first half of 2023.

Update on CCAA Proceedings of Trichome Financial Corp.

The Company announces that the sale and investment solicitation process approved by the Ontario Superior Court of Justice (Commercial List) did not result in any bids for the going-concern business of Trichome Financial Corp. and its subsidiaries (collectively, “Trichome”). In addition, L5 Capital Inc. (“L5”), an entity controlled by Marc Lustig, Executive Chairman and Director of the Company, has advised that it will not complete the proposed transaction contemplated by the stalking horse share purchase agreement between Trichome and L5. As such, Trichome and the monitor appointed under the Companies' Creditors Arrangement Act will proceed with the wind-down of the operations of Trichome and the liquidation of its remaining assets.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently commenced exiting operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. (“Focus Medical”), which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome Financial Corp. and its wholly-owned subsidiaries Trichome JWC Acquisition Corp. and MYM Nutraceuticals Inc., where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada. The Company’s Canadian operation continues to export premium and ultra-premium medical cannabis to Israel. The Company is exiting operations in Canada and considers these operations discontinued. For more information, please visit www.imcannabis.com.

Company Contact:
Maya Lustig, Director Investor & Public Relations
IM Cannabis Corp.
+972-54-677-8100
maya.l@imcannabis.com

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com

Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s ongoing restructuring of its operations, including its focus on core activities, efficiencies and achieving sustainable profitability in 2023, the amount of annualized cost savings to be realized from the restructuring, the timing of the Company’s workforce reduction and structured transition of global leadership roles, and the strategic plans of the Company.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited, the anticipated increase in demand for medical and adult-use recreational cannabis in the markets in which the Company operates; the Company’s satisfaction of international demand for its products; the Company’s ability to implement its growth strategies and leverage synergies of acquisitions; the Company’s ability to reach patients through e-commerce and brick and mortar retail operations; the development and introduction of new products; the ability to import and the supply of premium and indoor grown cannabis products from the Company’s Canadian subsidiaries and third-party suppliers and partners; the changes and trends in the cannabis industry; the Company’s ability to maintain and renew or obtain required licenses; the ability to maintain cost-efficiencies and network of suppliers to maintain purchasing capabilities; the effectiveness of its products for medical cannabis patients and recreational consumers; future cannabis pricing and input costs; cannabis production yields; and the Company’s ability to market its brands and services successfully to its anticipated customers and medical cannabis patients.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:  any failure of the Company to maintain “de facto” control over Focus Medical in accordance with IFRS 10; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus Medical to deliver on their sales commitments or growth objectives; the reliance of the Company and Focus Medical (collectively, the “Group”) on third-party supply agreements and its ability to enter into additional supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations; the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group’s cannabis products; supply chain constraints; competition; reliance on key personnel; the risk of defaulting on existing debt and war and civil conflict in Eastern Europe and the Middle East.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.